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                            November 21, 2022

       Thiago da Costa Silva
       Director
       Ambipar Emergency Response
       Avenida Ang  lica, n   2346, 5th Floor
       S  o Paulo, SP     Brazil, 01228-200

                                                        Re: Ambipar Emergency
Response
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted November
2, 2022
                                                            CIK No. 0001937441

       Dear Thiago da Costa Silva:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Background of the Business Combination, page 182

   1. We note your response to prior comment 8, including your response that the "Due
                                                        Diligence Summaries"
were prepared by HPX   s professional advisors to assist HPX in its
                                                        due diligence of
certain aspects of Emergencia   s business based on each of the advisor   s
                                                        respective review of
due diligence materials provided by Emergencia. We also note your disclosure suggests
conclusions reached as a result of such due diligence process, such as your disclosure in
connection with the BRZ Advogados due diligence summary and the
                                                        Greenberg Traurig, LLP
due diligence summary that no relevant legal risks or undisclosed legal contingencies of
the entities described were revealed in the documentary legal due
 Thiago da Costa Silva
FirstName LastNameThiago   da Costa Silva
Ambipar Emergency   Response
Comapany 21,
November  NameAmbipar
              2022       Emergency Response
November
Page 2    21, 2022 Page 2
FirstName LastName
         diligence. Similarly, we note your disclosure in connection with the PwC due diligence summary that no relevant undisclosed financial liabilities, including tax or labor liabilities were discovered in the financial due diligence. Please revise to specify whether such conclusions were those of HPX or of the professional advisor. If the latter, please provide
         additional analysis as to why none of these summaries is    a report,
opinion, or appraisal
         materially relating to the transaction    pursuant to Item 4(b) of
Form F-4. In this regard,
         we note that Item 4(b) of Form F-4 requires that the information required by Item 1015(b)
         of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i)
         materially related to the transaction and (ii) referred to in the prospectus, and is not limited to the fairness or amount of consideration to be paid in connection with the Business
         Combination.

         If the conclusions reached by the due diligence process described in the filing were those of the professional advisor, also provide additional analysis as to why a consent is not required from each such professional advisor. Refer to Rule 436 and Securities Act
         Section 7.
Certain Unaudited Projected Financial Information, page 204

2. We note your response to prior comment 9, and note the disclosure in the 8-K filed by
         HPX on November 4, 2022 that in connection with the vote to approve the Extension
         Amendment, the holders of 3,650,973 Class A ordinary shares properly exercised their right to redeem their shares for cash, leaving approximately $21.9 million in the trust account. Please disclose whether or not the projections still reflect
management   s views
         on future performance and describe what consideration the board gave to obtaining updated projections.
Unaudited Pro Forma Condensed Combined Statement of Financial Position, page
262

3. We note you made transaction accounting adjustments, (assuming minimum redemptions)
         totaling R$364,208 to additional paid-in capital on page 264 with multiple explanations.
         Please revise your footnote to clearly show, in a tabular format, what individual amounts were included in the calculation of R$364,208 by including explanation for each individual amount.
4. Please show us how issued and outstanding Class A ordinary shares, par value(R$467)
         and Class B ordinary shares, par value(R$262,062) reflected here in the pro forma condensed combined statement of financial position under both the scenarios on page 264 reconciles to weighted average shares outstanding(60,396,507 and 55,168,990) under both the scenarios disclosed on page 272. Revise your disclosures as appropriate.
 Thiago da Costa Silva
FirstName LastNameThiago   da Costa Silva
Ambipar Emergency   Response
Comapany 21,
November  NameAmbipar
              2022       Emergency Response
November
Page 3    21, 2022 Page 3
FirstName LastName
Notes to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Po Forma Condensed Combined Statements of Income Transaction Accounting Adjustments, page 271

5. Please revise your footnotes for adjustments (aa), (bb), (cc) and (dd) to quantify and show how each of these adjustments were calculated.
5. Preliminary Allocation of Purchase Price, page 281

6.       Cash consideration transferred of R$855,690 relating to acquisition of
Witt O   Brien
         reflected in Adjustment 5.A is not consistent with the adjustment of R$877,831 reflected in pro forma condensed combined statement of financial position on page 262. Please revise or advise.
U.S. Federal Income Tax Considerations, page 283

7. We note your disclosure in response to prior comment 16 that Skadden, Arps, Slate,
         Meagher & Flom LLP has delivered an opinion that the First Merger "should" qualify as an F Reorganization. If the opinion is subject to uncertainty, please obtain a revised
         opinion that explains why counsel cannot give a    will    opinion
and describes the degree
         of uncertainty in the opinion. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors, if applicable. For guidance, refer to
         Section III.C.4 of Staff Legal Bulletin 19. We note also that the tax opinion filed as
         Exhibit 8.1 states that counsel expresses no opinion on the potential United States federal income tax consequences of the First Merger pursuant to Section 367 of the Code. Please ensure that you have disclosed the material tax consequences of the Business
         Combination, and ensure that the tax opinion addresses and expresses a conclusion for each material tax consequence. In that regard, please tell us the basis for excluding from the opinion the potential United States federal income tax consequences of the First
         Merger pursuant to Section 367 of the Code. To the extent material, please also disclose any tax consequences pursuant to Section 367 of the Code.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Emergencia
Historical Results of Operations, page 348

8. We note your disclosure of inflationary costs pressure on your cost of services rendered, and the decrease in gross margin during your fiscal year ended December 31, 2020 and the six-months ended June 30, 2022 primarily due to the increase in cost of services rendered as a percentage of net revenue as a result of increased costs related to third-party providers, fuel and maintenance, caused by inflationary cost pressure, supply chains disruptions, and increases in oil prices in the period, as well as decreased economies of scale. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures and supply chain disruptions.
 Thiago da Costa Silva
FirstName LastNameThiago   da Costa Silva
Ambipar Emergency   Response
Comapany 21,
November  NameAmbipar
              2022       Emergency Response
November
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Index of Financial Statements, page F-1

9. We note you present combined financial statements of Response Group for the years ended December 31, 2021 and 2020. However, you present interim financial statements of Response Group for the six months ended and as of June 30. 2022 on a consolidated basis. Please revise or clarify in your footnote the changes in organizational structure and reasons for change from combining to consolidating the financial statements for Response Group. In addition, revise to disclose the basis for consolidation and your accounting policy to the extent applicable to the consolidation.
7. Business Combination, page F-86

10. We note your added disclosure in response to prior comment 24. Please also provide disclosure for each non-controlling interest in an acquiree measured at fair value, the valuation techniques and significant inputs used to measure that value. Refer to the paragraph B-64(o) of IFRS 3.
11. We note your revised disclosure on page F-92 in response to prior comment 26. However, we also noted from page F-93 that you continue to label $70,517 as total amount of
         identifiable net liabilities    rather than "net amount of the
identifiable assets acquired and
         the liabilities assumed" for the purpose of determining the amount of goodwill. Please revise or clarify. Refer to the paragraph 32 of IFRS 3 for measuring the amount of goodwill.
12. We note your added explanation on page F-93 in response to prior comment 27. Please clarify why the additions to goodwill reported in Note 9 was calculated differently and explain the acquisition data exchange tax and closing rate in Note 9. In addition, provide us the accounting literature to support the way you calculated the amount of additions to goodwill reported in Note 7, on page F-93 and Note 9 and show us how it is appropriate.
13. We note you made 15 acquisitions in 2021. However, your disclosure on page F-94 indicates only one acquired company contributed to the net revenue and profit. Please explain and revise your disclosures as applicable.
General

14. We note your disclosure that New PubCo has applied to list its New PubCo Class A
         Ordinary Shares and New PubCo Warrants on the NYSE. Please revise to clarify whether you are referring to NYSE American. In that regard, we note that you have disclosed on
         page 7 that    NYSE    means the New York Stock Exchange, including
NYSE American.
 Thiago da Costa Silva
Ambipar Emergency Response
November 21, 2022
Page 5

        You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584
with any other questions.



                                                         Sincerely,
FirstName LastNameThiago da Costa Silva
                                                         Division of
Corporation Finance
Comapany NameAmbipar Emergency Response
                                                         Office of Energy &
Transportation
November 21, 2022 Page 5
cc:       Grenfel S. Calheiros
FirstName LastName